Via Facsimile and U.S. Mail
Mail Stop 6010

October 1, 2007

Ms. Caren L. Mason
President and Chief Executive Officer
Quidel Corporation
10165 McKellar Court
San Diego, CA 92121

        Re: Quidel Corporation
                Form 10-K for Fiscal Year Ended December 31, 2006
                File No. 0-10961

Dear Ms. Mason:

        We have completed our review of your Form 10-K and have no further comments at this time.

                Sincerely,

                Jim B. Rosenberg
                Senior Assistant Chief
                Accountant